As filed with the Securities and Exchange Commission on December 13, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           the Securities Act of 1933

                          NU HORIZONS ELECTRONICS CORP.
             (Exact name of Registrant as specified in its charter)

        Delaware                                               11-2621097
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)

                                                  Arthur Nadata, President
                                                  Nu Horizons Electronics Corp.
        70 Maxess Road                            70 Maxess Road
        Melville, New York 11747                  Melville, New York 11747
        (516) 396-5000                           (516) 396-5000

(Address, including zip code, and telephone    (Name, address, including zip
number including area code, of Registrant's    code, and telephone number,
principal executive offices)                   including area code, of agent for
                                               service)


                                    Copy to:
                            Nancy D. Lieberman, Esq.
                    Blau, Kramer, Wactlar & Lieberman, P. C.
                 100 Jericho Quadrangle Jericho, New York 11753
                        (516) 822-4820 (516)822-4824 Fax

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

                                                        Proposed Maximum          Proposed Maximum           Amount of
Title of each Class of               Amount to be        Offering Price          Aggregate Offering      Registration Fee (2)
Securities to be Registered          Registered(1)       per Security (2)            Price (2)
Common Stock, par value
 $.0066 per share                   823,550 shares          $12.00                 $9,882,600                   $2,609

(1) Represents the number of shares of Common Stock issuable upon the conversion of $7,059,000 in principal amount of subordinated convertible notes.


(2) Estimated solely for the purpose of calculating the registration fee, based on the closing price of the common stock reported in the consolidated reporting system on December 9, 1999.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS

                             SUBJECT TO COMPLETION
                            Dated December 13, 1999

                         NU HORIZONS ELECTRONICS CORP.
                                 823,550 SHARES

        We are selling 823,550 shares of common stock. The shares are to be issued upon the conversion of $7,059,000 in principal amount of subordinated convertible notes.

        We will bear the expenses in connection with the offering, including filing fees and our legal and accounting fees, estimated at $10,000.

        Our common stock is traded on the Nasdaq National Market System under the symbol NUHC. On December 7, 1999, the last reported sale price of our common stock as reported by the Nasdaq National Market System was $12.25.




NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is December __, 1999

                               TABLE OF CONTENTS


RISK FACTORS                                                                   1

USE OF PROCEEDS                                                               11

PRICE RANGE OF COMMON STOCK AND DIVIDENDS                                     12

COMPANY STOCK PERFORMANCE GRAPH                                               13

SELLING STOCKHOLDERS                                                          15

PLAN OF DISTRIBUTION                                                          16

WHERE YOU CAN FIND MORE INFORMATION                                           16

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                               17

LEGAL MATTERS                                                                 17

EXPERTS                                                                       17



        In this prospectus all references to "we," "us" and "our" means Nu Horizons Electronics Corp and its subsidiaries, unless the context otherwise requires.

No dealer, salesperson, or other person has been authorized by us to give any information or to make any representations other than those contained in this prospectus and, if given or made, such other information or representations must not be relied upon as having been so authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the securities to which it relates, or an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                                  RISK FACTORS


        An investment in our common stock involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information included and incorporated by reference in this prospectus, in connection with an investment in the common stock offered by this prospectus.

OUR FAILURE TO HAVE LONG-TERM SALES CONTRACTS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

        All of our sales are made through our customers' purchase orders, rather than through long-term sales contracts. We generally work with our customers to develop nonbinding forecasts of the future volume of orders. Based on such nonbinding forecasts, we make commitments regarding the level of business that we will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain circumstances, charges associated with the cancellation, reduction or delay. Significant or numerous cancellations, reductions or delays in orders by customers, or any inability by customers to pay for services provided by us or to pay for components and materials purchased by us on the customers' behalf, could have a material adverse effect on our financial condition and results of operations.

A SHORTAGE OF COMPONENTS MAY AFFECT OUR FINANCIAL RESULTS.

        We rely on third-party suppliers for components which we distribute and use in Nu Visions' manufacturing process. Component shortages experienced by us and our suppliers may have a material adverse effect on customer orders. At various times, there have been shortages of components in the electronics industry. If shortages of components should occur in the future, we may be forced to purchase components at higher prices which we may not be able to pass on to customers or delay manufacturing and shipment, which may have a material adverse effect on customer demand for our services, on our gross margins or both. Any of these events could have a material adverse effect on our financial condition and results of operations.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR MARKET MAY AFFECT OUR FINANCIAL
RESULTS.

        Semiconductors have represented 79% of our sales in fiscal 1999, 78% of our sales in fiscal 1998 and 78% of our sales in fiscal year 1997. The semiconductor market has historically been characterized by fluctuations in product supply and demand and, consequently, significant variations in price. While our distribution arrangements are intended to protect us from price erosion, there can be no assurance that price erosion will not occur. In the event of an excess supply of semiconductors, our gross margins may be adversely affected. In the event of a shortage of supply of semiconductors, our results of operations will depend on the amount of product allocated to us by our suppliers and the timely receipt of these allocations. Moreover, technological changes that affect the demand for and prices of the products distributed by us may further affect our gross margins.

CHANGES IN TECHNOLOGY MAY AFFECT OUR FINANCIAL RESULTS.

        The markets for electronic components and computer products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, our success depends upon our ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. While our distribution arrangements are intended to protect us from obsolescence, there can be no assurance that product obsolescence will not occur. Additional concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of electronic components and computer products will not market products which have perceived advantages over products distributed by us or which render the products currently sold by us obsolete or less marketable. There can be no assurance that our existing customers or consumers will be willing, for financial or other reasons, to purchase the new equipment necessary to use these new technologies or that product obsolescence will not result in significantly increased inventories of unsold products.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS.

        During fiscal year 1999, products purchased from three suppliers accounted for 36% of our total inventory. Although we believe we have good relationships with our suppliers, there can be no assurance that these relationships will continue. The loss of any one of the top three suppliers and/or a combination of certain other suppliers could have a material adverse effect on our business, financial condition and results of operations.

CONCENTRATION IN OUR INDUSTRY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

        The electronic components and computer products distribution industry has become increasingly concentrated in recent years as a result of consolidations, acquisitions and strategic alliances. It is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. These new competitors or alliances may have greater financial, technical, marketing and other resources than we do and, therefore, may be able to negotiate more favorable relationships with our existing and potential suppliers than we can. Increased competition from these competitors could result in price reductions, reduced gross margins and loss of market share. Therefore, there can be no assurance that continued industry consolidation among our competitors will not have a material adverse effect on our business, results of operations and financial condition.

OUR CHARTER PROVISIONS, RIGHTS PLAN AND STATUTORY LAW MAY INHIBIT A CHANGE IN CONTROL OF OUR COMPANY.

        Our certificate of incorporation and bylaws contain provisions which may discourage takeover attempts and hinder a merger, tender offer or proxy contest targeting our company, including transactions in which stockholders might receive a premium for their shares. In addition, we have adopted a stockholders' rights plan that includes provisions which could have similar anti-takeover effects. This may limit your ability as a stockholder to approve a transaction that you may think is in your best interests.

        These provisions could reduce the price that certain investors might be willing to pay in the future for shares of common stock or preferred stock. Moreover, although our ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, its issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of our voting stock.

        Furthermore, we may in the future adopt other measures that may delay, defer or prevent a change in control of our company. We may adopt some of these measures without any further vote or action by stockholders.

                                  NU HORIZONS

        We and our wholly-owned subsidiaries,

*       NIC Components Corp.;

*       Nu Horizons/Merit Electronics Corp.;

*       Titan Logistics Corp.;

*       Nu Horizons Eurotech Ltd.; and

*       NIC Eurotech Ltd.

distribute high technology active and passive electronic components. Nu Horizons International Corp., another wholly owned subsidiary, is an export distributor of electronic components. Nu Visions Manufacturing, Inc., a wholly-owned subsidiary located in Springfield, Massachusetts, is a contract assembler of circuit boards and related electromechanical devices for various original equipment manufacturers, or OEMs.

        The active components we distribute, principally to OEMs and CEMs in the United States, include mainly commercial semiconductor products such as

*       memory chips;

*       microprocessors;

*       digital and linear circuits;

*       microwave components;

*       radio frequency, or RF, components;

*       fiberoptic components;

*       transistors; and

*       diodes.

        Passive components distributed by NIC Components, principally to OEMs and CEMs and other distributors nationally, consist of a high technology line of chip and leaded components including

*       capacitors;

*       resistors; and

*       related networks.

        The active and passive components we distribute are used by the electronics industry and other industries in the manufacture of sophisticated electronic products including

*       industrial instrumentation;

*       computers and peripheral equipment;

*       consumer electronics;

*       telephone and telecommunications equipment;

*       satellite communications equipment;

*       cellular communications equipment;

*       medical equipment;

*       automotive electronics; and

*       audio and video electronic equipment.

        Manufacturers of electronic components augment their marketing programs by using independent distributors and contract assemblers, such as us. We believe these manufacturers rely on companies like us to a considerable extent to market their products. Distributors and assemblers offer their customers the convenience of

*       diverse inventories;

*       rapid delivery;

*       design assistance;

*       technical assistance; and

* the availability of product in smaller quantities than generally available from manufacturers.

        Generally, companies like us which distribute active and passive electronic components are required to maintain a relatively significant investment in inventories and accounts receivable. To meet these requirements, we and other companies in the industry typically depend on internally generated funds as well as external borrowings.

        Our policy is to manage, maintain and control all of our inventory from our principal headquarters and stocking facility on Long Island, New York and our stocking facility in San Jose, California. As additional franchise line opportunities become available to us, the need for branch level inventories may be necessary and desirable, so that we can better serve the specific needs of local markets.

SEMICONDUCTOR PRODUCTS (ACTIVE COMPONENTS)

        We are a distributor of a broad range of semiconductor products to commercial and military OEM's, principally in the United States. We are a franchised distributor of active components for approximately thirty product lines. Our significant franchised product lines include

*       Allegro;

*       Cirrus Logic;

*       Elantec;

*       Exar;

*       Hyundai;

*       Maxim Integrated Products;

*       ST Microelectronics, Sun Microsystems;

*       SUN Microsystems, Inc.;

*       TDK Semiconductor; and

*       Xilinx.

        Our franchise agreements authorize us to sell all or part of the product line of a manufacturer on a non-exclusive basis. Under these agreements, each manufacturer will grant credits for any subsequent price reduction by it and inventory return privileges so that we can return to the manufacturer for credit or exchange a percentage ranging from 5% to 20% of the inventory we purchased from that manufacturer during a semi-annual period. The franchise agreements generally may be canceled by either party upon written notice. We anticipate that in the future we will enter into additional franchise agreements and increase our inventory levels in accordance with business demands.

PASSIVE COMPONENTS AND RELATIONSHIP WITH NIPPON

        NIC Components has been the exclusive outlet in North America for Nippon Industries Co. Ltd.'s (Japan) brand of passive components and does not anticipate any change in this relationship. While we do not have a written agreement with Nippon in this regard, we believe that a formal written agreement is not material to our ongoing business relationship with Nippon.

        Due to certain market situations, NIC Components, with Nippon's assent, has also established several manufacturing associations with U.S. and Taiwan based companies. NIC Components intends to continue to give Nippon priority, however, in acquiring its products whenever the technology and pricing are commensurate with the North American market's requirements.

CONTRACT ASSEMBLY

        Our core business is the distribution of active components to OEM's and passive components to OEM's and distributors nationally in the United States.

        Those components are then placed on printed circuit boards by the OEM's themselves or are contracted for placement to outside contract assembly companies, either domestically or offshore. We believe that outside contract assembly is becoming more prevalent nationally, especially among small to midsize OEM's.

        With a view towards maximizing our current customer base as well as offering new customers additional services, we decided that contract circuit board assembly was a natural extension to our business since 80% of the components found on most printed circuit boards can be provided through our active and NIC Components' passive products.

        Nu Visions provides both surface mount and through-hole circuit board assembly services to OEMs. In order to expand and enhance this segment of our business, we have acquired approximately $2,500,000 of automated circuit board assembly equipment and in fiscal 1999 we expanded the size of Nu Vision's facility to 45,000 square feet in anticipation of continued growth.

SALES AND MARKETING

        Our strategy for long-term success has been to focus our sales and marketing efforts towards the following industry segments, both domestically and abroad:

*       industrial;

*       telecom/datacom;

*       medical instrumentation;

*       microwave;

*       RF;

*       fiberoptic;

*       consumer electronics;

*       security and protection devices;

*       office equipment;

*       computers and computer peripherals; and

*       factory automation and robotics.

In order to help us achieve these goals, we may enter into new franchise agreements for a broad base of commodity semiconductor products including those used in the key niche industries listed above.

        As of February 28, 1999, we had approximately 13,000 customers. All sales are made through customers' purchase orders. Semiconductors are sold primarily via telephone by our in-house staff of approximately 100 salespersons, and by a field sales force of approximately 120 salespersons. We maintain branch sales facilities located as follows:

        EAST COAST

        Massachusetts - Boston
        New York - Melville (Long Island) and Rochester
        New Jersey - Mt. Laurel (Philadelphia) and Pine Brook
        Ohio - Cleveland
        Maryland - Columbia
        North Carolina - Raleigh
        Georgia - Atlanta
        Alabama - Huntsville
        Florida - Ft. Lauderdale, Orlando and Tampa

        MIDWEST

        Arizona - Phoenix
        Illinois - Chicago
        Minnesota - Minneapolis
        Ohio - Twinsburg
        Texas - Austin and Dallas

        WEST COAST

        California - Irvine, Los Angeles, Sacramento, San Diego and San Jose Oregon - Portland
        Washington - Redmond

        NIC Components' passive components are marketed through the services of a national network of approximately 20 independent sales representative organizations, employing over 200 salespersons, as well as through NIC Components' in-house sales and engineering personnel. The independent representative organizations do not represent competing product lines but sell other related products. Commissions to these organizations are generally equal to 5% of all sales in a representative's exclusive territory.

        NIC Components has developed a national network of approximately 75 regional distributor locations, which market passive components on a non-exclusive basis. Approximately 35 of the regional distributors have entered into agreements with NIC Components which require them to purchase from NIC Components a prescribed initial inventory. NIC Components protects these distributors against price reductions and they are granted certain inventory return and other privileges. Due to the efforts of NIC Components and its distributors, NIC Components' passive components have been tested and "designed in" as a prime source of qualified product by over 7,000 OEMs in the United States.

        Nu Visions' contract manufacturing facilities are marketed through the services of several East Coast independent sales representatives, as well as our field sales force.

        No single customer accounted for more than 2% of our consolidated sales for the year ended February 28, 1999. Our sales practice is to require payment within thirty days of delivery.

SOURCE OF SUPPLY

        We inventory an extensive stock of active and passive components. If our customers order products which we do not maintain in inventory, our marketing strategy is to obtain those products from our franchise manufacturers, or, if a product is unobtainable, to identify and recommend satisfactory interchangeable alternative components. For this purpose, we devote considerable efforts to being familiar with component product movement throughout the industry, as well as to constant monitoring of our own inventories.

        As of February 28, 1999, there were three manufacturers that represented more than 10% of our inventory on a consolidated basis. Those suppliers accounted for approximately 36% of total inventory. Presently, electronic components which we distribute are generally readily available; however, from time to time the electronics industry has experienced a shortage or surplus of certain electronic products.

        For the year ended February 28, 1999, we purchased inventory from two suppliers that exceeded 10% of our total purchases. Purchases from these suppliers aggregated approximately $45,040,000 for the fiscal year.

COMPETITION AND REGULATION

        We compete with many companies that distribute semiconductor and passive electronic components and, to a lesser extent, companies which manufacture those products and sell them directly to OEMs and other distributors. Many of these companies have substantially greater assets and possess greater financial and personnel resources than we do. In addition, certain of these companies possess independent franchise agreements to carry semiconductor product lines which the we do not carry, but which we may want to have. Competition is based primarily upon

*       inventory availability;

*       quality of service;

*       knowledge of product; and

*       price.

We believe that our distribution of passive electronic components under our own label is a competitive advantage.

        Our competitive ability to price its imported active and passive components could be adversely affected by

*       increases in tariffs;

*       duties;

* changes in the United States' trade treaties with Japan, Taiwan or other foreign countries;

*       transportation strikes; and

*       the adoption of Federal laws containing import restrictions.

In addition, the cost of our imports could be subject to governmental controls and international currency fluctuations. Because imports are paid for with U.S. dollars, the decline in value of United States currency as against foreign currencies would cause increases in the dollar prices of our imports from Japan and other foreign countries. Although we have not experienced any material adverse effect to date in our ability to compete or maintain our profit margins, as of result of any of the foregoing factors, no assurance can be given that such factors will not have a material adverse effect in the future.

BACKLOG

        We define backlog as orders, believed to be firm, received from customers and scheduled for shipment, no later than 60 days for active components and no later than 90 days for passive components from the date of the order. As of December 8, 1999, our backlog was approximately $51,000,000, compared to a backlog of $24,000,000 at May 1, 1999 and approximately $20,000,000 at May 1, 1998.

EMPLOYEES

        As of February 28, 1999, we employed approximately 497 persons: 12 in management, 260 in sales and sales support, 32 in product and purchasing, 17 in accounting and finance, 10 in MIS, 31 in operations, 90 in manufacturing, and 45 in quality control, shipping, receiving and warehousing. We believe that our employee relations are satisfactory.

PROPERTIES

        In December 1996, we leased an approximately 80,000 square foot facility in Melville, Long Island, New York to serve as our executive offices and main distribution center. The lease term is from December 17, 1996, to December 16, 2008 at an annual base rental of $601,290 and provides for a 4% annual escalation in each of the last ten years of the term.

        We lease approximately 45,000 square feet of manufacturing and office space in Springfield, Massachusetts for our Nu Visions subsidiary. The lease term is from June 15, 1998 to June 15, 2008 at an annual base rental of $244,260, subject to annual consumer price index increases not to exceed 2% annually.

        On May 1, 1996, we leased approximately 25,000 square feet of warehouse and office space in San Jose, California for our Nu Horizons/Merit subsidiary. This facility serves as our West Coast regional sales and distribution headquarters. The lease term is from May 1, 1996 to April 30, 2001 at an annual base rental of $225,000.

        We also lease space for twenty two (22) branch sales offices which range in size from 1,000 square feet to 5,000 square feet, with lease terms that expire between August 1999 and January 2004. Annual base rentals range from $15,600 to $100,800 with aggregate base rentals approximating $825,000.

LEGAL PROCEEDINGS

        There are no material legal proceedings pending to which we are a party or to which any of our property is or may be subject.


                                USE OF PROCEEDS

        We will not receive any of the proceeds of this offering. We will receive a conversion price of $8.5715 upon the conversion of our subordinated convertible notes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is traded on the NASDAQ National Market System under the symbol "NUHC". The following table sets forth, for the periods indicated, the high and low closing prices of our common stock, as reported by the NASDAQ National Market System.

FISCAL YEAR 1998:                        HIGH                LOW
  First Quarter                        $   9.50            $   6.75
  Second Quarter                           9.00                7.25
  Third Quarter                            9.25                6.75
  Fourth Quarter                           7.17                5.50

FISCAL YEAR 1999:

  First Quarter                        $   7.09            $   6.00
  Second Quarter                           6.62                4.00
  Third Quarter                            6.87                3.50
  Fourth Quarter                           6.50                4.25

FISCAL YEAR 2000:

  First Quarter                        $   5.87            $   3.87
  Second Quarter                           8.69                5.30
  Third Quarter                            9.50                6.55
  Fourth Quarter (through
    December 10, 1999)                    12.25                9.00


As of November 30, 1999, our common stock was owned by approximately 4,500 holders of record.

        We have never paid a cash dividend on our common stock. Our current revolving credit line agreement permits dividends of up to 25% of our consolidated net income.

                        COMPANY STOCK PERFORMANCE GRAPH

        The following Performance Graph compares the Company's cumulative total stockholder return on its Common Stock for a five year period (February 28, 1994 to February 28, 1999) with the cumulative total return of the NASDAQ Market Index (which includes the Company) and a peer group of companies selected by the Company for purposes of the comparison. Dividend reinvestment has been assumed and, with respect to companies in the Peer Group, the returns of each such company have been weighted to reflect relative stock market capitalization.

                   COMPARISON 5 -YEAR CUMULATIVE TOTAL RETURN
                      AMONG NU-HORIZONS ELECTRONICS CORP.,
                    NASDAQ MARKET INDEX AND PEER GROUP INDEX

     Measurement Period      Nu Horizons         NASDAQ
       (Fiscal Year        Electronics Corp.   Market Index  Peer Group
         Covered)
---------------------------------------------------------------------------
        FYE 3/01/94             $100.00         $100.00         $100.00
        FYE 2/28/95             84.51           95.47           95.07
        FYE 2/29/96             176.06          131.83          126.17
        FYE 2/28/97             104.23          158.24          142.88
        FYE 2/28/98             71.13           215.21          148.40
        FYE 2/28/99             49.30           278.09          78.88

                     ASSUMES $100 INVESTED ON MARCH 1, 1994
                          ASSUMES DIVIDEND REINVESTED
                      FISCAL YEAR ENDING FEBRUARY 28, 1999

        Peer group includes All American Semiconductor, Arrow Electronics Inc., Avnet Inc., Bell Microproducts Inc., Jaco Electronics Inc., Kent Electronics Corp., Marshall Industries, Pioneer Standard Electronics and Reptron Electronics Inc.

                            SELECTED FINANCIAL DATA

                           Six Months Ended                                   Fiscal Year Ended
                               August 31,                                       February 28
                          -------------------------------   --------------------------------------------
                                 1999             1998            1999          1998             1997
                          ---------------    ------------   -------------   -------------   ------------
                                                 (Dollars in Thousands, except per share data)

INCOME STATEMENT DATA:
Net sales                    $163,013,007    $123,029,836    $253,872,325    $233,325,408    $216,612,707
Gross profit on sales          32,938,172      27,587,906      55,036,322      50,794,325      48,488,124
Gross profit on percentage           20.2%           22.4%           21.7%           21.8%           22.4%
Income before provision
for income taxes                6,312,619       3,979,991       7,624,158       8,947,537        ,921,256
Net Income                      3,736,569       1,627,816       4,544,831       5,297,991       7,073,560

Earnings Per Common Share:
Basic                        $        .42    $        .27    $        .52    $        .61    $        .81
Diluted                      $        .34    $        .22    $        .43    $        .52    $        .69

BALANCE SHEET DATA:
Working capital              $ 88,190,909    $ 78,113,529    $ 68,849,897    $ 75,217,607    $ 51,941,472
Total assets                  123,534,370     102,612,335      99,758,895      99,641,428      74,783,314
Long-term debt                 37,597,974      33,619,350      22,377,852      32,709,395      15,523,483
Shareholders' equity           60,243,895      53,981,702      56,337,068      51,542,045      46,950,735



                                    Fiscal Year Ended
                                       February 28,
                              ----------------------------
                                 1996             1995
                              ------------    ------------
                                 (Dollars in Thousands,
                                 except per share data)

INCOME STATEMENT DATA:
Net sales                     $202,803,184    $130,251,554
Gross profit on sales           48,201,148      30,913,305
Gross profit on percentage            23.8%           23.7%
Income before provision
for income taxes                15,799,592       7,444,147
Net Income                       9,396,301       4,421,823

Earnings Per Common Share:
Basic                         $       1.19    $        .57
Diluted                       $        .97    $        .52

BALANCE SHEET DATA:
Working capital               $ 57,954,434    $ 36,328,941
Total assets                    75,459,586      51,972,606
Long-term debt                  27,094,030      20,580,613
Shareholders' equity            37,617,703      22,541,916

                              SELLING STOCKHOLDERS

         The following table sets forth the ownership of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders, and the number of shares which may be offered for resale pursuant to this prospectus. Except as otherwise disclosed herein, none of the selling stockholders has had any position, office or other material relationship with us or our predecessors or affiliates within the past three years.

         The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their shares, no definitive estimate as to the number of shares that will be held by the selling stockholders after such offering can be provided.

      Selling Stockholder                                                  Number of Shares Underlying Convertible Notes
                                                                        ---------------------------------------------------
                                                                         Before Offering             After Offering
                                                                        ----------------       ----------------------------
MassMutual Corporate Investors                                                164,710                         0
MassMutual Participation Investors                                             82,355                         0
MassMutual Corporate Value Partners Limited                                   164,710                         0
MassMutual Life Insurance Company                                             411,775                         0
                                                                              -------                         -
        Total Shares                                                          823,550                         0
                                                                              =======                         =

                              PLAN OF DISTRIBUTION

         The shares are traded on the Nasdaq Stock Market National Market System under the symbol NUHC. The shares may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer such securities through underwriters, dealers or agents. The distribution of securities by the selling stockholders may be effected in one or more transactions that may take place on the Nasdaq Stock Market National Market System, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of the shares as principals, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales of securities.

         At the time a particular offer of securities is made by or on behalf of the selling stockholders, to the extent required, a prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.


                      WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission, Washington, D.C, a registration statement on Form S-3 under the Securities Act of 1933, with respect to the common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and its exhibits. Statements in this prospectus about the contents of any contract or other document are not necessarily complete and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement for a full statement of the provisions of that contract or document.

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Commission. You may read and obtain copies of any materials filed by us with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC0330. Copies of such material can also be obtained from the Securities and Exchange Commission's Web site at the address http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents have been filed by us with the Commission pursuant to the Exchange Act, are incorporated by reference in this prospectus and shall be deemed to be a part of this prospectus:

         (1) Annual Report on Form 10-K for the fiscal year ended February 28, 1999.

         (2) Quarterly Report on Form 10-Q for the quarters ended May 31, 1999 and August 31, 1999.

         (3) The description of the class of securities to be offered which is contained in a Registration Statement filed under Section 12 of the Securities and Exchange Act of 1934 (registration statement No. 0-3189), including any amendment or report filed for the purpose of updating such description.

         All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement which is modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         Nu Horizons will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of that person, a copy of any or all of the documents incorporated by reference; except that Nu Horizons will not provide exhibits to the documents incorporated by reference unless the exhibits are specifically incorporated by reference. Requests for copies should be directed to the Secretary, Nu Horizons Electronics Corp., 70 Maxess Road, Melville, New York 11747, (516) 396-5000.

                                 LEGAL MATTERS

         Certain legal matters in connection with this offering will be passed upon for us by Blau, Kramer, Wactlar & Lieberman, P.O., Jericho, New York 11753.

                                    EXPERTS

         The consolidated financial statements of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 1999 and 1998 and for each of the three years in the period ended February 28, 1999 incorporated by reference in this prospectus have been audited by Lazer Levine & Felix LLP, independent public accountants, as indicated in their report with respect to the consolidated financial statements, and are included herein in reliance upon the authority of said firm as experts in giving said reports

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Securities and Exchange Commission
Filing Fee ................................................        $    2,609.00
Legal and Accounting Fees .................................             7,000.00
Miscellaneous .............................................               391.00
                                                                       ---------
Total .....................................................        $   10,000.00
                                                                       =========

         Registrant will pay all of these expenses.

Item 15. Indemnification of Directors and Officers

         Under the provisions of the Certificate of Incorporation and By-Laws of Registrant, each person who is or was a director or officer of Registrant shall be indemnified by Registrant as of right to the full extent permitted or authorized by the General Corporation Law of Delaware.

         Under such law, to the extent that such person is successful on the merits in the of defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of Registrant, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

         If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both
(1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Registrant, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

         If unsuccessful in defense of a suit brought by or in the right of Registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Registrant, except that if such a person is adjudicated to be liable in such suit for negligence or misconduct in the performance of his duty to Registrant, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to be indemnified for such expenses.

         The officers and directors of registrant are covered by officers' and directors' liability insurance. The policy coverage is $5,000,000, which includes reimbursement for costs and fees. There is a maximum aggregate deductible for each loss under the policy of $50,000.

Item 16. Exhibits

         4.1 Note Agreement dated August 15, 1994 between the Registrant and Massachusetts Mutual Life Insurance Company (incorporated by reference to Exhibit 10.1 to Registrants Quarterly Report on 10-Q for the quarter ended August 31, 1994)

         5       Opinion of Blau, Kramer, Wactlar & Lieberman, P.C.

         23.1    Consent of Lazar Levine & Felix LLP

         23.2 Consent of Blau, Kramer, Wactlar & Lieberman, P.C. (included in Exhibit 5 hereof)

         24      Powers of Attorney (included in the signature pages hereof)

Item 17. Undertakings

         (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned Registrant hereby undertakes:

         (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 43 OA and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melville, New York on the 10th day of December, 1999.

                                   Nu Horizons Electronics Corp.


                                   By:  /s/ Arthur Nadata
                                        --------------------------------------
                                         Arthur Nadata
                                         President and Chief Executive Officer

                               POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 10, 1999, by the following persons in the capacities indicated. Each person whose signature appears below also constitutes and appoints Irving Lubman and Arthur Nadata, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Signature                                              Title
  ---------                                               -----

----------------------                      Chairman of the Board
Irving Lubman                               and Chief Operating Officer

/s/ Arthur Nadata                           President, Chief Executive Officer
----------------------                      and Director
Arthur Nadata

/s/ Richard Schuster                        Vice President, Secretary and Director
----------------------
Richard Schuster

/s/ Paul Durando                            Vice President, Finance, Treasurer and
----------------------                      Chief Financial Officer and Principal
Paul Durando                                Accounting Officer

/s/ Harvey Blau                             Director
----------------------
Harvey Blau

/s/ Herb Gardner                            Director
----------------------
Herb Gardner

/s/ Dominic Polimeni                        Director
----------------------
Dominic Polimeni

                             Exhibit Index
                            ---------------

     Exhibit
       No.                           Description
     -------                         -----------

      4.1 Note Agreement dated August 15, 1994 between the Registrant and Massachusetts Mutual Life Insurance Company (incorporated by reference to Exhibit 10.1 to Registrants Quarterly Report on 10-Q for the quarter ended August 31, 1994)

      5       Opinion of Blau, Kramer, Wactlar & Lieberman, P.C.

      23.1    Consent of Lazar Levine & Felix LLP

      23.2 Consent of Blau, Kramer, Wactlar & Lieberman, P.C. (included in Exhibit 5 hereof)

      24      Powers of Attorney (included in the signature pages hereof)